UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Press Release

Suzano announces cash tender offers

for notes due 2024, 2025 and 2026

São Paulo, September 2, 2020 – Fibria Overseas Finance Ltd. (“Fibria Overseas”) and Suzano Austria GmbH (“Suzano Austria”), each a wholly-owned subsidiary of Suzano S.A. (“Suzano”), announce the commencement of offers to purchase for cash any and all of the outstanding notes of the following series: (1) 5.250% Guaranteed Notes due 2024 (the “2024 Notes”) issued by Fibria Overseas and guaranteed by Suzano, (2) 4.000% Guaranteed Notes due 2025 (the “2025 Notes”) issued by Fibria Overseas and guaranteed by Suzano and (3) 5.750% Guaranteed Notes due 2026 issued by Suzano Austria and guaranteed by Suzano (the “2026 Notes” and, together with the 2024 Notes and the 2025 Notes, the “Notes”) (each, an “Offer” and, collectively, the “Offers”).

Fibria Overseas and Suzano Austria are together referred to herein as the “Offerors,” “we” or “our.” The term “Offers” may refer to any or all of the Offers, and the term “Offeror” may refer to the applicable Offeror, in each case, as the circumstances may require.

Each Offer is a separate offer, and each Offer may be individually amended, extended or terminated.

The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated September 2, 2020 (the “Offer to Purchase”). The Offers are not contingent upon the tender of any minimum principal amount of Notes.

The Offerors’ obligation to complete an Offer with respect to a particular series of Notes is conditioned on the aggregate Tender Consideration (as defined below) for the Offers not exceeding U.S.$1,000,000,000.00 (excluding the aggregate amount of Accrued Interest (as defined in the Offer to Purchase)).

The Offers are conditioned upon the satisfaction (or waiver by the applicable Offeror) of certain conditions, including the pricing of one or more offerings of new notes, to be issued by Suzano Austria and guaranteed by Suzano, on or prior to the Expiration Date, on terms that are satisfactory to such Offeror in its sole discretion.

Title of Security	Issuer	Security Identifiers	Acceptance Priority Level(1)	Principal Amount Outstanding(1)		Tender Consideration(2)
5.250% Guaranteed Notes due 2024	Fibria Overseas Finance Ltd.	CUSIP No.: 31572UAE6 ISIN: US31572UAE64	1	U.S.$	600,000,000.00	U.S.$	1,108.00
4.000% Guaranteed Notes due 2025	Fibria Overseas Finance Ltd.	CUSIP No.: 31572UAG1 ISIN: US31572UAG13	2	U.S.$	600,000,000.00	U.S.$	1,066.00
5.750% Guaranteed Notes due 2026	Suzano Austria GmbH	CUSIP Nos.: 05674XAA9/A9890AAA8 ISINs: US05674XAA90/USA9890AAA81	3	U.S.$	700,000,000.00	U.S.$	1,152.00

(1)	The Notes of a series will be accepted based on the order of their respective Acceptance Priority Level specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 3 being the lowest Acceptance Priority Level), upon the terms and subject to the conditions set forth in the Offer to Purchase. However, as further described in the Offer to Purchase, due to the condition that the aggregate Tender Consideration for the Offers not exceed U.S.$1,000,000,000.00, it is possible that a series with a lower priority level may be accepted while notes of a higher level are not. If any tendered notes of a series are accepted, then all validly tendered notes of such series will be accepted.

(2)	The amount to be paid for each U.S.$1,000.00 principal amount of 2024 Notes, 2025 Notes and 2026 Notes, in each case, validly tendered and accepted for purchase, excluding Accrued Interest.

Indicative Timetable for the Offers:

Commencement of the Offer	September 2, 2020
Withdrawal Date	8:30 a.m., New York City time, on September 10, 2020, unless extended by the Offerors in their sole discretion.
Expiration Date	8:30 a.m., New York City time, on September 10, 2020, unless extended by the Offerors in their sole discretion.
Settlement Date	Promptly after the acceptance by the applicable Offeror for purchase of the Notes validly tendered prior to the Expiration Date. Expected to be September 15, 2020, but subject to change.
Guaranteed Delivery Date	5:00 p.m., New York City time, on the second Business Day following the Expiration Date, expected to be on September 14, 2020, unless the Expiration Date is extended by the Offerors in their sole discretion.
Guaranteed Delivery Settlement Date	Promptly after the Guaranteed Delivery Date. Expected to be September 15, 2020, but subject to change.

The Offers will expire at 8:30 a.m., New York City time, on September 10, 2020, unless earlier terminated by the Offerors (such time and date, as the same may be extended, the “Expiration Date”).

Holders who (i) validly tender their 2024 Notes on or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery (as defined in the Offer to Purchase), and do not validly withdraw on or prior to the Withdrawal Date, and whose 2024 Notes are accepted for purchase by us, will be eligible to receive U.S.$1,108.00, per U.S.$1,000.00 per principal amount of 2024 Notes tendered (the “2024 Notes Tender Consideration”). In addition, holders will be eligible to received accrued interest as described in the Offer to Purchase.

Holders who (i) validly tender their 2025 Notes on or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery, and do not validly withdraw on or prior to the Withdrawal Date, and whose 2025 Notes are accepted for purchase by us, will be eligible to receive U.S.$1,066.00, per U.S.$1,000.00 per principal amount of 2025 Notes tendered (the “2025 Notes Tender Consideration”). In addition, holders will be eligible to received accrued interest as described in the Offer to Purchase.

Holders who (i) validly tender their 2026 Notes on or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery, and do not validly withdraw on or prior to the Withdrawal Date, and whose 2026 Notes are accepted for purchase by us, will be eligible to receive U.S.$1,152.00, per U.S.$1,000.00 per principal amount of 2026 Notes tendered (the “2026 Notes Tender Consideration” and, together with the 2024 Notes Tender Consideration and the 2025 Notes Tender Consideration, the “Tender Consideration”). In addition, holders will be eligible to received accrued interest as described in the Offer to Purchase.

Validly tendered Notes may be withdrawn in accordance with the terms of the Offer, at any time prior to 8:30 a.m., New York City time, on September 10, 2020, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

Our obligation to complete an Offer with respect to a particular series of Notes is conditioned on the aggregate Tender Consideration for the Offers not exceeding U.S.$1,000,000,000.00 (excluding the aggregate amount of Accrued Interest (as defined in the Offer to Purchase)). If such condition is not satisfied for every series of Notes because the aggregate Tender Consideration for all Notes validly tendered and not validly withdrawn in the Offers is greater than U.S.$1,000,000,000.00 (excluding the aggregate amount of Accrued Interest (as defined in the Offer to Purchase)), then we will, in accordance with the Acceptance Priority Levels, accept for purchase all Notes of each series validly tendered and not validly withdrawn, so long as (1) the aggregate Tender Consideration necessary to purchase all validly tendered and not validly withdrawn Notes of such series, plus (2) the aggregate Tender Consideration necessary to purchase all validly tendered and not validly withdrawn Notes of all series having a higher Acceptance Priority Level than such series of Notes is equal to, or less than, U.S.$1,000,000,000.00 (excluding the aggregate amount of Accrued Interest (as defined in the Offer to Purchase) relating to such series), subject to the condition with respect to Non-Covered Notes (as defined and further described in the paragraph below). Our obligation to accept Notes tendered in the Offers is also subject to other terms and conditions set forth in the Offer to Purchase.

If the conditions set forth in the preceding paragraph are not satisfied for a particular series of Notes (such series of Notes, the “Non-Covered Notes”), at any time at or prior to the Expiration Date, then (1) no Notes of such series will be accepted for purchase, and (2) if there is any series of Notes having a lower Acceptance Priority Level for which (a) the aggregate Tender Consideration necessary to purchase all validly tendered and not validly withdrawn Notes of such series, plus (b) the aggregate Tender Consideration necessary to purchase all validly tendered and not validly withdrawn Notes of all series having a higher Acceptance Priority Level than such series of Notes, other than the Non-Covered Notes, are equal to, or less than, U.S.$1,000,000,000.00, then all Notes of such series having a lower Acceptance Priority Level will be accepted for purchase, until there is no series of Notes with a higher or lower Acceptance Priority Level to be considered for purchase for which the conditions set forth above are met.

It is possible that a series of Notes with a particular Acceptance Priority Level will fail to meet the conditions set forth above and therefore will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level is accepted for purchase. If any series of Notes is accepted for purchase under the Offers, all Notes of that series that are validly tendered and not validly withdrawn will be accepted for purchase. No series of Notes will be subject to proration pursuant to the Offers.

With respect to any Non-Covered Notes, we reserve the right, in our sole discretion, subject to the terms of the Offer to Purchase and applicable law, at any time at or prior to the Expiration Date, to (1) terminate the Offer with respect to such Non-Covered Notes for which the conditions set forth above have not been waived and promptly return all validly tendered Notes of such series to the respective tendering Holders; or (2) waive the conditions set forth above with respect to such Non-Covered Notes and accept all Notes of such series and of any series of Notes that have a higher Acceptance Priority Level, in each case validly tendered and not validly withdrawn.

The foregoing conditions, which are further explained in the Offer to Purchase, are for our sole benefit and may be waived by us, in whole or in part, in our absolute discretion with respect to one or more of the Offers. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding. In addition, subject to applicable law, we may in our absolute discretion terminate one or more of the Offers for any other reason.

Additional Information

In addition to the Total Consideration (as defined in the Offer to Purchase), holders whose Notes are validly tendered and accepted for purchase pursuant to the Offers will be paid any accrued and unpaid interest on the Notes up to, but excluding, the Settlement Date For the avoidance of doubt, Accrued Interest (as defined in the Offer to Purchase) will not be paid for any periods following the Settlement Date in respect of any Notes accepted and purchased in the applicable Offer.

The Offerors have retained BofA Securities, Inc., BNP Paribas Securities Corp., Credit Agricole Securities (USA) Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC, Rabo Securities USA, Inc. and Scotia Capital (USA) Inc. to serve as dealer managers and D.F. King & Co., Inc. (“D.F. King”) to serve as tender and information agent for the Offers. The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/suzano. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase because it will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (888) 564-8149 (US toll free) or in writing at suzano@dfking.com. Questions about the Offers may be directed to BofA Securities, Inc. by telephone at +1 (888) 292-0070, BNP Paribas Securities Corp. by telephone at +1 (888) 210-4358, Credit Agricole Securities (USA) Inc. by telephone at +1 (866) 807-6030, J.P. Morgan Securities LLC by telephone at +1 (866) 834-4666, Mizuho Securities USA LLC by telephone at +1 (866) 271-7403, Rabo Securities USA, Inc. by telephone at +1 (866) 746-3850 and Scotia Capital (USA) Inc. by telephone at +1-800-372-3930.

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers are being made only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the dealer managers on behalf of the Offerors. None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offerors, the tender and information agent, the dealer managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

Suzano Austria may, in its sole discretion, subject to market conditions, issue New Securities (as defined in the offer to Purchase) at any time on or prior to the Settlement Date, pursuant to the Debt Financing Transaction (as defined in the Offer to Purchase). Tendering Holders of Notes who wish to tender their Notes and subscribe for New Securities should quote an Allocation Identifier Code (as defined in the Offer to Purchase), which can be obtained by contacting the Dealer Managers, in their ATOP (as defined in the Offer to Purchase) Electronic Acceptance Instruction. An Allocation Identifier Code is only relevant (but is not required) if a tendering Holder wishes to subscribe for New Securities. An Allocation Identifier Code is not required for a Holder to tender its Notes and will not be taken into account in the acceptance of Notes in the Offer. The Allocation Identifier Code is only being provided to facilitate identification of tendering Holders of Notes that may be interested in subscribing for New Securities and should not be considered consideration or an entitlement of any nature.

This press release, and the Offer to Purchase, do not constitute an offer to sell or the solicitation of an offer to buy the New Securities.

The receipt of an Allocation Identifier Code in conjunction with any tender of Notes in the Offer is not an allocation of the New Securities. In order to apply for the purchase of the relevant New Securities, if and when a Debt Financing Transaction occurs, such tendering Holders must make a separate application in respect of the New Securities for the purchase of such New Securities pursuant to the Debt Financing Transaction. We will review tender instructions received on or prior to the Expiration Date and may give priority to those investors tendering with Allocation Identifier Codes in connection with the allocation of New Securities. However, allocations of New Securities will be determined by us, together with the joint-book-running managers in the Debt Financing Transaction, in our sole discretion, and no assurances can be given that any Holder that tenders Notes and submits an Allocation Identifier Code will be given an allocation of New Securities at the levels it may subscribe for, or at all.

For further information, please contact:

Phone: +55 11 3503-9330

E-mail: ri@suzano.com.br

This press release may include statements that present Suzano’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Suzano cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil; (b) the global economy; (c) the capital markets; (d) the volatility of the prices of the raw materials we sell or purchase to use in our business; and (e) global competition in the markets in which Suzano operates. To obtain further information on factors that may lead to results different from those forecast by Suzano, please consult the reports Suzano files with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Comissão de Valores Mobiliários (CVM), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Suzano’s annual report on Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2020

SUZANO S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial Officer and Investor Relations Director